Ref.: File no. 82-4025

GLOBEX

GMX TORONTO STOCK EXCHANGE
G1M FRANKFURT STOCK EXCHANGE
GLBXF OTCQX - INTERNATIONAL PREMIERQX, USA

Interim Report
Nine months ended September 30, 2007
(Unaudited)

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of September 30, 2007 and 2006. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Periods ending September 30, 2007 and 2006	Three months		Nine months	
(Canadian dollars) (unaudited)	**2007**	2006	**2007**	2006
Revenues				
Option income	**$ -**	$ 766,252	**$ 127,000**	$ 1,407,986
Metal royalty income	**10,163**	-	**27,016**	-
Interest income	**40,934**	28,290	**119,942**	52,923
Gain on sale of marketable securities	**423,900**	11,725	**538,487**	19,609
Other	**-**	27,250	**25,379**	51,676
	474,997	833,517	**837,824**	1,532,194
Expenses				
Amortization	**11,027**	8,155	**26,748**	19,539
Loss (gain) on foreign exchange translation	**21,486**	128	**37,439**	4,958
Administration	**154,346**	91,003	**390,937**	283,599
Professional fees and outside services	**51,447**	37,149	**260,002**	204,163
Stock-based compensation *(note 5)*	**578,279**	965,310	**644,068**	1,055,310
Write down exploration expenditures and properties	**20,006**	19,155	**53,908**	27,486
	836,591	1,120,900	**1,413,102**	1,595,055
Net Loss	**(361,594)**	(287,383)	**(575,278)**	(62,861)
Deficit - beginning of period	**(33,151,380)**	(33,249,775)	**(32,936,505)**	(33,474,297)
Net loss	**(361,594)**	(287,383)	**(575,278)**	(62,861)
Share issue expenses	**(163,384)**	(91,252)	**(164,575)**	(91,252)
Deficit - end of period	**(33,676,358)**	(33,628,410)	**(33,676,358)**	(33,628,410)
Net loss per common share	$ (0.02)	$ (0.02)	$ (0.03)	-
Weighted average number of common shares	**16,918,611**	16,115,183	**16,703,265**	15,750,625
Weighted average number of common shares - diluted	**19,070,061**	18,584,583	**18,854,715**	18,220,025

INTERIM CONSOLIDATED BALANCE SHEETS

Periods ending September 30, 2007 and year ending December 31, 2006	**2007**	2006
(Canadian dollars)	**(Unaudited)**	(Audited)
ASSETS		
Current assets		
Cash and cash equivalents *(note 2)*	**$ 1,173,615**	$ 330,213
Cash restricted for flow-through expenditures	**3,217,247**	1,374,571
Marketable securities *(Market value - $6,362,178; December 31, 2006 - $3,214,290)*	**3,211,315**	3,010,104
Receivables	**485,047**	397,170
Quebec refundable tax credit and mining duties refunds	**120,832**	364,001
Prepaid expenses	**12,742**	51,287
	8,220,798	5,527,346
Reclamation bonds	**109,359**	122,690
Investments *(note 4)*	**-**	132,000
Property and equipment	**286,190**	81,231
Mineral properties and deferred exploration expenses	**5,184,479**	2,275,963
	13,800,826	8,139,230
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**737,659**	178,255
SHAREHOLDER'S EQUITY		
Share capital		
Common shares		
Authorized - unlimited Issued - 17,497,674 (2006 - 16,459,550) *(note 5)*	**44,316,016**	38,983,570
Share purchase warrants *(note 5)*	**-**	11,461
Contributed surplus	**2,423,509**	1,902,449
Deficit	**(33,676,358)**	(32,936,505)
	13,063,167	7,960,975
	$ 13,800,826	$ 8,139,230

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ending September 30, 2007 and 2006	Three months		Nine months	
(Canadian dollars) (unaudited)	**2007**	2006	**2007**	2006
OPERATING ACTIVITIES				
Net loss	**$ (361,594)**	$ (287,383)	**$ (575,278)**	$ (62,861)
Non cash items				
Amortization	**11,027**	8,155	**26,748**	19,539
Foreign exchange loss (gain) - Reclamation bonds	**6,946**	(263)	**13,331**	2,733
Gain on sale of marketable securities	**(423,900)**	(19,609)	**(538,487)**	(19,609)
Stock-based compensation	**578,279**	941,650	**644,068**	1,055,310
	(189,241)	642,550	**(429,618)**	995,112
Change in non-cash working capital *(note 7)*	**554,550**	(29,520)	**753,241**	(13,915)
Cash from operating activities	**365,308**	613,030	**323,623**	981,197
FINANCING ACTIVITIES				
Issuance of share capital	**4,002,507**	1,454,700	**4,042,977**	1,745,366
Share capital issue expenses	**(163,384)**	(12,447)	**(164,575)**	(12,447)
Subscriptions receivable	**-**	-	**-**	323,200
Cash from financing activities	**3,839,123**	1,442,253	**3,878,402**	2,056,119
INVESTING ACTIVITIES				
Acquisition of property and equipment	**(222,651)**	(12,897)	**(231,706)**	(78,081)
Deferred exploration expenses	**(915,251)**	(86,252)	**(1,645,581)**	(467,453)
Mineral properties acquisitions	**(2,425)**	(25,712)	**(76,979)**	(65,711)
Quebec mining duties refund, option proceeds and grants reducing mineral assets	**-**	528	**(30,957)**	125,700
Proceeds on sale of marketable securities	**4,368,260**	31,951	**4,540,367**	2,008,324
Acquisition of marketable securities	**(4,210,580)**	(121,363)	**(2,696,520)**	(3,192,598)
Cash restricted for flow-through expenditures	**(2,306,667)**	(1,424,675)	**(3,217,247)**	(1,424,675)
Cash flow used in investing activities	**(3,289,314)**	(1,638,421)	**(3,358,623)**	(3,094,495)
Net increase (decrease) in cash and cash equivalents	**915,117**	416,862	**843,402**	(57,180)
Cash and cash equivalents, beginning of period	**258,498**	232,325	**330,213**	706,367
Cash and cash equivalents, end of period	**$ 1,173,615**	$ 649,187	**$ 1,173,615**	$ 649,187

INTERIM CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENDITURES

Periods ending September 30, 2007 and 2006	Three months		Nine months	
(Canadian dollars) (unaudited)	**2007**	2006	**2007**	2006
Current Expenses				
Consulting	**$ 5,127**	$ 3,500	**$ 11,015**	$ 34,246
Core shack rental and storage	**17,021**	2,403	**36,801**	12,138
Drilling	**333,584**	23,799	**599,729**	272,208
Equipment rental	**12,798**	63	**31,255**	1,188
Geology	**129,920**	11,720	**243,700**	50,770
Geophysics	**240,672**	(2,117)	**448,391**	15,163
Laboratory analysis	**25,774**	4,950	**35,561**	36,746
Labour	**57,968**	16,431	**98,240**	50,341
Line cutting	**22,694**	2,120	**42,264**	8,275
Mining property tax	**12,704**	13,864	**51,946**	24,023
Permits	**1,190**	962	**2,102**	1,635
Prospecting	**45,490**	20,876	**49,905**	24,010
Reports and maps	**7,210**	165	**10,985**	1,066
Supplies	**19,025**	4,663	**28,371**	7,749
Transport costs	**4,079**	1,652	**9,225**	3,119
Total current expenses	**935,257**	105,051	**1,699,490**	542,677
Deferred exploration expenses - beginning of period	**2,350,699**	1,254,167	**1,620,369**	993,826
Sales and/or options and grants	**-**	(470)	**-**	(169,424)
Exploration expenses written off	**(20,006)**	(18,328)	**(53,908)**	(26,659)
Deferred exploration expenses - end of period	**$ 3,265,950**	$ 1,340,420	**$ 3,265,950**	$ 1,340,420

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 (unaudited)

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2006. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2006 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2007 and the results of operations and cash flows for the periods ended September 30, 2007 and 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2007.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash funds, bank balances and short-term investments in the form of money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

3. CASH RESTRICTED FOR FLOW-THROUGH EXPENDITURES

At the end of the 3rd quarter of 2007, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreement was $3,217,247 (2006 - $1,374,571).

4. INVESTMENTS

As part of an arrangement which facilitated Strategic Resource Acquisition Corporation's ("SRA") acquisition of significant zinc assets in Tennessee, USA, Globex acquired: i) 600,000 SRA common shares at $0.02 per share and ii) 60,000 SRA warrants for $120,000, convertible at no additional cost, to common shares of SRA, subject to a hold period of 6 months from the listing date of May 11, 2007. A finder's fee of 20,000 SRA shares was paid to a third party by Globex. As its finder's fee, Globex retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09. Following listing and receipt of the SRA shares, the investment was reclassified to market securities.

5. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL

Authorized: Unlimited common shares. No par value.

	2007		2006	
Balance, beginning of year	16,459,550	$38,983,570	15,287,640	$36,466,678
Stock options exercised	10,000	125,508	487,500	298,375
Private placement	235,294	1 ,000,000	-	-
Private placement - flow-through shares	571,430	3,000,007	464,000	1,704,700
				103,101
Private placement - commission	-	-	30,410	
Wood property acquisition	210,000	1,155,000	180,000	914,400
Purchase warrants exercised	11,400	40,470	10,000	30,370
Share purchase warrants 2005	-	-	-	6,205
Share purchase warrants 2006	-	11,461	-	(11,461)
Tax benefits renounced - flow-through	-	-	-	(528,798)
Balance, end of the period	17,497,674	$44,316,016	16,459,550	$38,983,570

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

5. SHARE CAPITAL, WARRANTS AND OPTIONS - continued

SHARE PURCHASE WARRANTS

The following summarizes warrants that have been issued, exercised or have expired during the period:

	Number of Warrants	Exercise Price	Expiry Date	$
Balance January 1, 2006	10,000			(6,205)
Exercised	(10,000)			6,205
Issued on private placement	11,400	$ 3.550	May 28/07	(11,461)
Balance December 31, 2006	11,400			(11,461)
Exercised	(11,400)			11,461
Balance, end of the period	-			-

COMMON SHARE PURCHASE OPTIONS

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 745,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

	2007		2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance, beginning of year	2,625,500	$ 1.35	2,628,000	$ 0.52
Exercised	(10,000)	0.25	(487,500)	0.53
Granted	335,000	5.03	485,000	5.04
Balance, end of the period	2,950,500	1.77	2,625,500	1.35

This table summarizes the Company's stock options outstanding and exercisable at September 30, 2007.

Range of grant prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20 - 0.34	1,433,000	3.90	$ 0.31
$ 0.75 - 0.80	600,000	8.04	$ 0.79
$ 1.95 - 4.50	362,500	5.24	$ 3.69
$ 5.00 - 7.50	555,000	6.25	$ 5.37

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

5. SHARE CAPITAL, WARRANTS AND OPTIONS - continued

STOCK-BASED COMPENSATION

The Company granted 335,000 stock options in the third quarter of 2007, and 10,000 were exercised. The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 95% and 104%, a risk free interest rate of 4%, a dividend yield of 0% and an expected life between 3 and 5 years, increasing stock based compensation by $578,279. The Company extended the expiry date of an option originally granted to a service provider on November 17, 2005 to May 17, 2010, recognizing an additional fair value of $65,789. An adjustment of $119,008 to Share Capital recognizes the contribution of previously exercised options grant with an additional $4,000 due to stock option exercised in July 2007.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

6. RELATED PARTY TRANSACTIONS

To September 30, 2007, the Company made payments to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder, summarized as follows:

	2007	2006
Compensation - Jack Stoch, President and CEO	$ 67,500	$ 67,500
Compensation - Dianne Stoch, Secretary - Treasurer and CFO	54,000	54,000
Rent - office, core shack and core storage and equipment	17,625	18,725
Cadillac - Wood Gold Mine property option	425,250	334,040
Balance, end of the period	$ 564,375	$ 474,265

The Company paid $21,000 and 73,500 Globex shares, valued at $404,250 for the acquisition of the Wood Gold Mine property in Cadillac township (see notes 8and 9). Shares were valued at the TSX close price on the day immediately preceding the payment date. At September 30, 2007, accounts payable was nil (2006 – nil) and accounts receivable was nil (2006 - $391) . Rental charges are at or below the cost of equivalent premises or equipment. These transactions are in the normal course of operations.

7. CHANGES IN NON-CASH WORKING CAPITAL

	2007	2006
Accounts receivable	$ (87,877)	$ (86,495)
Quebec refundable tax credit and mining duties refund	243,169	130,895
Prepaid expenses	38,545	2,880
Accounts payable and accrued liabilities	559,404	(61,195)
Total	$ 753,241	$ (13,195)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

8. WOOD – PANDORA JOINT VENTURE PROJECT

At the end of the third quarter of 2007, the Company's share of exploration expenses is $509,906 and $1,346,142 since inception of the joint venture. Each partner reports his respective share of expenditures.

In 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. under which the Partner's effectively pooled the Company's Wood Gold Mine claims and Queenston's adjacent Pandora Gold Mine property claims. In 2005, the partners added the Central Cadillac claims to the JV package. In 2006, Queenston added nine additional claims to the joint venture project for $50,000 in exploration expenditures by Globex. The Partners participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator.

9. WOOD GOLD MINE PROPERTY ACQUISITION

In March 2007, the Company paid the final option payment, subject to a production decision, to acquire 100% of the Wood Gold Mine property. The payment consisted of $60,000 and 210,000 Globex shares, valued at $1,155,000 (2006 – $954,400), bringing the total acquisition cost of the Wood Cadillac property to $2,388,900. Share valuation is based on the TSX close price on the day prior to the payment date.

On May 1, 2004, the Company, as project manager for the Wood Gold Mine property, was granted an option to acquire the remaining 50% of the property from the prospecting group, for: (i) $150,000; (ii) 660,000 common shares of the Company, 60,000 of which are due upon a production decision; and (iii) a 2% net smelter royalty. Under the terms of the agreement, the Company may purchase one-half of the net smelter royalty for $750,000 at any time prior to a production decision. The transaction was approved by the independent members of the board of directors of the Company and all applicable regulatory approvals were obtained.

In January 2003, the Company acquired a 50% interest in the Wood Gold Mine property, Cadillac township, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold Mine property.

10. COMMITMENTS

The Company has no current commitments other than those discussed in notes 8 and 9.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

GLOBEX MINING ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Nine (9) month period ended September 30, 2007

Management Discussion and Analysis of Financial Results for the three month period ended September 30, 2007 should be read in conjunction with the Company's unaudited September 30, 2006 and audited December 31, 2006 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option or joint venture partners, with three properties currently being advanced toward production. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX in the USA.

Results of Operations

Year to Date Review

To September 30th, 2007 Globex reported a net loss of $575,278, compared to a net loss of $62,861 in 2006. Revenue of $837,824 (2006 - $1,532,194) included option income totalling $127,000 (2006 - $1,407,986) with Hawk Uranium Inc. continuing the Grand Calumet township option, $35,000 and 250,000 shares valued at $37,500; Gold Bullion Development Corp.'s option payment was $35,000 and 100,000 shares valued at $19,500 (Rousseau township property). The decrease in option revenue over the same period in 2006 is due to timing, with the bulk of 2007 revenue anticipated in the last quarter of the year.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

2007 metal royalty income from the Russian Kid Mine of $27,016 has failed to meet expectations thus far. A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine.

The $538,487 year to date gain on the sale of marketable securities (2006 - $124,208) is predominantly due to the sale of the following companies shares: Noront Resources Inc. ($350,005), Rocmec Mining Inc. ($64,404), Rocher Deboule Minerals Corp. ($50,370) and Pencari Mining Corp. ($43,747). These shares were acquired because Optionees paid a portion of their option payments in common shares, recognized by the Company in option income in the appropriate period. Interest income of $119,942 (2006 – $52,923) earned mainly from GIC's reflects cash committed to future exploration programs.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Management fees of $25,379 (2006 – $51,676) received from the Wood-Pandora JV reflect a pause in the project to allow for the completion of a NI 43-101 resource study expected to be completed before year end.

The final element of the Suffield Mine option payment, 400,000 Silver Capital AGi.G shares is expected by the end of 2007. Any production from the property is subject to a 3% Net Metal Royalty.

Expenses to September 30, 2007 were $1,413,102 (2006 - $1,595,055). The main component in both years' costs is Stock-based compensation: 2007- $644,068 compared to $1,055,310 in 2006. Total 2007 costs were 42% higher than the same period in 2006: Administration costs increased by $107,339 due to additional personnel, the introduction of Directors' liability insurance at a cost of $13,625 and regulatory fees up by $15,152 mostly due to the new OTCQX listing. On September 21, 2007, the Company moved to new offices in its own building. Expenses related to the move including office renovations, new equipment, and furniture are estimated at $50,000. Deferred exploration write down was greater than 2006 by $27,467. To September 30, 2007, the Company was represented at the PDAC in Toronto, investor presentations in Hamburg, Germany and the 2007 Commodities Conference in Frankfurt, Germany, increasing costs by $29,885. The stronger value of the Canadian dollar translated into a loss on Foreign exchange of $37,439 mainly due to the devaluation of the U.S. reclamation bonds and the Euro cash account. Audit fees increased by $33,018 due to new compliance standards. Amortization at $26,748 in 2007 exceeded 2006 at $19,539.

Property and equipment additions in 2007 of $231,706 (2006 - $78,081) were composed of an office building ($172,318), adjacent land as the possible site for a core shack facility ($30,195) and finally new furniture and computers ($29,192).

Quarterly Review

The following table show selected results by quarter for the last eight quarters.

	2007			2006				2005
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$ 474,997	$ 160,305	$ 202,521	$ 578,333	$ 833,390	$ 410,554	$ 288,218	$ 331,482
Net (loss) profit	(361,594)	(168,703)	(44,981)	724,968	(287,383)	197,728	26,794	(145,471)
(Loss) profit per common share	$ (0.02)	$ -	$ -	$ 0.04	$ (0.02)	$ 0.01	$ -	$ (0.01)

During the 3rd quarter 2007, Globex reported a net loss of $361,594, compared to a net loss of $287,383 in 2006. Revenue of $474,997 (2006 - $833,390) was primarily composed of a gain of $423,900 (2006 – $11,725) on the sale of marketable securities of Noront, Rocmec, Pencari and VG Gold shares. These shares were acquired because Optionees paid a portion of their option payments in common shares, recognized in option income in the appropriate period. As a result of funds held for future exploration programs, interest earned from cash on deposit, primarily GIC's, was $40,934 (2006 - $28,290). The lack of option income in this quarter relates strictly to contract dates, a timing issue. The bulk of 2007 option revenue is anticipated in the 4th quarter but as it is tied to the achievement of commercial production at First Metals Inc., may fall into 1st quarter 2008.

Third quarter 2007 costs of $836,591 compare to $1,120,900 in 2006. The fair value recognized for stock-based compensation, a calculated charge for 335,000 stock options issued to two employees and a service provider, is $578,279 (2007 - $965,310). The remaining increase of $102,722 over 3rd quarter 2006 costs reflects the Company continued growth and thus is composed of labour, related benefits and moving associated costs.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

In early January 2007, a 1,018 line-kilometre airborne geophysical survey was conducted over the Chibougamau, Senneterre and Cadillac areas of Northern Quebec at a total cost of $140,364. Ground follow-up was undertaken on several of the properties during the summer.

Drilling re-commenced in mid-March on the Wood-Pandora, a 50/50 Globex and Queenston Mining Inc. Joint Venture in Cadillac township, Quebec. 2,497 metres, including 3 drill holes and 1 extension, was drilled testing the Ironwood discovery located on the Wood Mine portion of the joint venture. Much of the delineation of the Ironwood Zone has now been completed by the surface drilling. An independent NI 43-101 compliant resource evaluation of this mineralized body commenced recently, with the objective of taking this project to an advanced exploration phase or possibly production.

As a natural extension to exploring the Ironwood discovery, in mid-May the Wood-Pandora Joint Venture moved a diamond drill onto the Central-Cadillac portion of the property, following completion of surface geophysical and geological surveys. Nine (9) diamond drill holes were completed for a total of 3,499 metres. This work was targeted at stratigraphically testing for Ironwood-style mineralization, north of the Larder-Cadillac Break structure. Some assays are still outstanding. Drilling encountered some submetre wide auriferous quartz intersections. The significance of these discoveries is currently being reviewed. In addition, the joint venture also completed a 210 metre long drill hole that tested the former Amm Shaft mine area to the east. The Company's share of 2007 project costs, accounted for by using proportional consolidation, was $509,906 to September 30th, 2007 (2006 - $337,116). Globex is operator of the JV which commenced in 2004.

Drilling on the Lyndhurst No. 1 Zone area by Globex and our partner Agrégats R-N Inc. was completed in August. A total of 24 bore holes were put down for 2,056 m. Copper assays for this work have been received and data are currently being reviewed and complied.

Globex completed the first of 2 drill holes to test a deep Insight I.P. anomaly on Globex's Vauze property. The first hole, 1,506 metres long, intersected wide zones of alteration with in some case heavy pyrite over wide widths and chalcopyrite and pyrite over smaller intersections. A second hole is underway to test a distinct resistivity anomaly.

Globex has engaged a firm to fly 3 separate airborne, deep penetration electromagnetic and magnetic surveys. Two surveys will test Globex's Lyndhurst and Vauze properties while a very large survey will cover an entire mining camp as well as some 40 kilometres of prospective ground in another area.

Preliminary geophysics has been completed on Globex's 100% owned Parbec Gold property and drilling should be started in the fourth quarter of 2007.

An 18 hole drill program was started to test select target areas within the first 650 vertical metres of the Normetal Mine. Targets include massive and stringer copper, zinc, gold, silver mineralization.

Partners Hawk Uranium Inc. and Noront Resources Ltd. continued work on Globex's Grand Calumet uranium and Hunters Point uranium-gold projects respectively. Both properties have been increased in size.

Gold Bullion received the permit required in order to dewater the Rousseau Gold ramp and proceed with a 40,000 tonne bulk sample.

Globex commenced discussions of options and joint ventures for several Globex properties. The discussions are continuing. Our Bilson-Cubric nickel, platinum, palladium property and recently acquired Duvan Copper Mine were sold to a new company called Bull's Eye Exploration for a retained 4% Gross Metal Royalty and 2 million Bull's Eye shares. Since signing the agreement additional claims were acquired and are included in the royalty agreement. Recently, preliminary field work started on these properties and drilling by Bull's Eye is expected to start shortly on the Bilson-Cubric property.

In April, Globex purchased 3 Net Smelter Royalties and 3 claims from the Receiver of McWatters Mines Inc. The royalties cover the East Amphi and Fourax gold properties now being explored by Osisko Exploration Ltd. and the Fayolle Gold property being explored by Typhoon Exploration Inc. Exploration on these royalty properties is ongoing.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Globex optioned a diamond prospect in the area of Superior Diamonds kimberlite discoveries near Ville-Marie, Quebec. Geophysics has been completed and drilling is expected to be completed in the fourth quarter of 2007.

Work also proceeded rapidly on Globex's royalty properties in Tennessee held by Strategic Resource Acquisition Corporation and in Quebec, held by First Metals Inc. and Rocmec Mining Inc. Globex expects to realize significant revenue from these projects starting in early 2008.

Mining property taxes to September 30th totalled $51,946 (2006 - $24,023). Total exploration spending to September 30, 2007 amounted to $1,699,490 (2006 - $542,677).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example the Mooseland property in Halifax county; and 3) According to Canadian general accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the quarter ending September 30, 2007 and provides reasonable assurance that all material information relating to the Company is disclosed.

Related Party Transactions

To September 30, 2007, the Company paid management fees to Géoconseils Jack Stoch Ltée (GJSL) for services rendered by Jack Stoch in the amount of $67,500 (2006 - $67,500). Rent totalling $17,625 (2006 - $18,725) was paid to GJSL for office space, core shack and facilities and outdoor core storage. Globex paid the final payment for acquisition of the Cadillac-Wood property: $425,250 is a combination of $21,000 in cash and 73,500 Globex shares valued at $404,250. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company, wholly owned by Jack Stoch, President, CEO and a director of the Company. At September 30, 2007, accounts payable was nil (2006 – nil) and accounts receivable was nil (2006 – $391). All expenses are reimbursed at cost, with no mark-up. Dianne Stoch, Secretary-Treasurer, CFO and a director of Globex was paid $54,000 (2006 - $54,000) for services rendered to the Company. With the purchase of a Company-owned office building and possible construction of Company-owned core facilities next spring, many related party rental transactions will be eliminated in 2008.

Changes in Accounting Policy and Stock-Based Compensation

On January 1, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Stock-based Compensation

On May 1, 2007, Globex shareholders approved amendments to security based compensation arrangements – Stock Option Plans 1995, 2003 and 2006. The amendments provide for: i) a detailed amendment provision replacing the existing general amendment provision; ii) the possibility to extend options expiring during or within 10 business days of the end of a blackout period imposed by the Company and iii) other minor amendments of a housekeeping nature.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

During the third quarter of 2007, the Company granted 335,000 stock options, exercisable at $5.03, and assigned a fair value of $578,279 (2006 – 425,000 stock options, fair value $1,055,310). The detail of the grant is: 300,000 to Daniel Bernard, Vice-President, vesting over 3 years; 25,000 options granted to an employee and 10,000 granted to a service provider. The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 95% and 104%, a risk free interest rate of 4%, a dividend yield of 0% and an expected life between 3 and 5 years. These options granted have a 10 year life. In July 2007, 10,000 stock options, granted to an employee on March 22, 2002, were exercised. The Company extended the expiry date of an option originally granted to a service provider on November 17, 2005 to May 17, 2010, recognizing an additional fair value of $65,789. A housekeeping adjustment of $119,008 to Share Capital recognizes the contribution of previously exercised option grants.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Capital Stock

During 2007, the Company issued 1,038,124 common shares as follows: a private placement consisting of 571,430 flow-through shares issued at $5.25 per share and 235,294 common shares at $4.25 per share, 10,000 common shares from the exercise of a stock option, 210,000 common shares for the purchase of the Cadillac – Wood property and 11,400 common shares issued as commission under a 2006 private placement flow-through financing. The net cash addition to treasury to date this year was $3,878,402. At September 30, 2007, 17,497,674 common shares were outstanding compared to 16,459,550 at December 31, 2006.

Liquidity and Working Capital

At September 30, 2007, the Company had cash and cash equivalents of $1,173,615 compared to $330,213 at December 31, 2006 excluding cash restricted for flow-through expenditures of $3,217,247 (2006 - $1,374,571). With working capital of $7,483,139 (December 31, 2006 - $5,349,091), the cash position is adequate to meet current needs. Globex has invested $6.5 million in Canadian Bankers' Acceptances and GIC's maturing in 2007 and 2008. Total current liabilities at September 30, 2007 were $737,659 compared to $178,255 on December 31, 2006. The 2007 exploration spending target will be reached shortly and with financing completed for the 2008 exploration year, programs can continue uninterrupted. Royalty revenues are expected to start in 1st quarter 2008. Globex does not have any long-term debt or similar contractual commitments.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are principal sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

Although the Company has no mines in production, three optionees are near production which will generate revenues for Globex.

First Metals Inc., optionee of the Fabie Bay-Magusi River property in Hebecourt township, is projected to be in production by fourth quarter 2007. First Metals Inc. must as of the date of commercial production, provide, for no additional consideration, 10% of First Metals' outstanding shares and pay $250,000 within 30 days of commercial production being reached; production is subject to a 2% Net Metal Return as well as a 10% Net Profits Return payable after the recoup of $10.0 million in capital costs by First Metals Inc.

Strategic Resource Acquisition Corporation ("SRA") acquired significant zinc assets in Tennessee, USA. SRA listed on the TSX, completed a major financing and expects to be in production by late 2007 or early 2008. Globex holds 640,000 common shares of SRA and retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Tel: 819.797.5242 Fax: 819.797.1470 www.globexmining.com

According to their press release dated May 7, 2007, Rocmec Mining Inc. started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter. A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. To date, revenues at $27,016 are below expectations.

Royalties from production expected in 2008 will provide the Company with a revenue stream to supplement its hard cash needs. The $3,000,000 raised by issuing flow-through shares provides adequate cash flow to pursue exploration targets in 2008. Our principal exploration focus continues to be the Wood-Pandora joint venture project in Cadillac township with an NI 43-101 resource study commissioned for completion before year end. In addition, significant work is planned at our Normetal, Vauze and Parbec properties as well as several others. The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal quarters ended September 30, 2007 and 2006 and year ended December 31, 2006. Additional information about the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of the 2007 and/or 2006 Management's Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1

Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

"Jack Stoch"

Jack Stoch
Director

"Dianne Stoch"

Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
November 7, 2007

END